

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Henri Harland
Neptune Technologies & Bioressources, Inc.
225 Promenade du Centropolis, Suite 200
Laval, Quebec
H7T 0B3

>   **Re: Neptune Technologies & Bioressources, Inc.**
>   **Form 20-F**
>   **Filed August 31, 2010**
>   **File No. 001-33526**

Dear Mr. Harland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

D. Risk Factors, page 4
We are dependent on a limited number of customers, page 6

1. Please confirm that in future filings you will identify by name the two customers that accounted for 37.3% of total revenues and any other customers that are material to your business.

Brand Names and Trademarks, page 22

2. Please provide draft disclosure to be included in future filings that identifies the expiration dates of your issued patents and the countries where you have patent protection.

Management Analysis of The Financial Situation and Operating Results, page 25

3. We note that you have not discussed the material terms of the agreement you entered into with Bayer Healthcare LLC for the commercialization of Neptune proprietary products in the United States. Please provide draft disclosure to be included in future filing that discusses the material terms of this agreement and confirm that you will

attach the agreement as an exhibit to future filings. Alternatively, please provide an analysis as to why your business is not substantially dependent on this agreement.

Related Party Transactions, page 38

4. Please file as an exhibit the agreement pursuant to which the company is required to pay royalties of 1% of its revenues related to its nutraceutical segment. See Instruction as to Exhibits 4(b)(i) of Form 20-F.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director